May 24, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. John Ganley, Esq.

Re:	OFI Carlyle Private Credit Fund, File No. 333-222106 (the “Fund”)

Dear Mr. Ganley:

We are writing in response to telephonic comments provided on May 17, 2018 with respect to Pre-Effective Amendment No. 3 to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on April 27, 2018 on behalf of the Fund, a non-diversified, closed-end management investment company that has elected to operate as an interval fund. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

General

1.	Comment: In future filings on Form N-CSR, please disclose in the Notes to the Financial Statements a special schedule of investments that identifies the referenced assets to any total return swap held by the Fund.

Response: We hereby confirm that, in future filings on Form N-CSR, the Fund will disclose in the Notes to the Financial Statements a special schedule of investments that identifies the referenced assets to any total return swap held by the Fund.

Preliminary Prospectus

Summary of Terms—Management and Incentive Fees

2.	Comment: Please revise the disclosure to state more clearly in plain English the Fund’s incentive fee structure.

Response: The disclosure has been revised accordingly.

Determination of Net Asset Value

3.	Comment: Please revise the disclosure to indicate that a shareholder may obtain the Fund’s weekly net asset value per share by calling the Fund.

Response: The disclosure has been revised accordingly.

Preliminary Statement of Additional Information

Investment Restrictions

4.	Comment: Please revise the disclosure to state that, with respect to participation interests, the Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental industry concentration policy. See Pilgrim Prime Rate Trust No-Action Letter (June 29, 1989).

Response: The disclosure has been revised accordingly.

* * * * *

Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz